Exhibit 3.1.2

CERTIFICATE OF AMENDMENT

TO

RESTATED CERTIFICATE OF INCORPORATION

OF

QUANTERIX CORPORATION

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Quanterix Corporation, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.                                      The name of the corporation (hereinafter called the “Corporation”) is Quanterix Corporation. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 25, 2007 under the name “Digital Genomics, Inc.”  A Restated Certificate of Incorporation was filed on June 18, 2007 with the Secretary of State of the State of Delaware and thereafter a Certificate of Amendment to the Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 22, 2007 to change the name of the Corporation to Quanterix Corporation.

2.                                      The Corporation filed a Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on June 2, 2017 (the “Restated Certificate of Incorporation”).

3.                                      The Restated Certificate of Incorporation of the Corporation is hereby amended to effect a reverse stock split of the Corporation’s common stock by inserting the following new paragraph immediately following the first paragraph of Article IV thereof:

“Upon the effectiveness of this Certificate of Amendment to Restated Certificate of Incorporation, every 3.214 issued and outstanding shares of Common Stock of the Corporation shall be changed, combined and reclassified into one (1) whole share of Common Stock, which shares shall be fully paid and nonassessable shares of Common Stock of the Corporation; provided, however, that in lieu of issuing fractional interests in shares of Common Stock to which any stockholder would otherwise be entitled pursuant hereto (after aggregating all fractions of a share to which such stockholder would otherwise be entitled), the Corporation shall take such actions as permitted by and in accordance with Section 155 of the DGCL; provided further that the applicable Conversion Price with respect to each outstanding share of Preferred Stock shall be adjusted in accordance with Section A.7(c) of Article IV hereof.”

4.                                      Pursuant to Section 228(a) of the General Corporation Law of the State of Delaware, the holders of outstanding shares of the Corporation having no less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, consented to the adoption of the aforesaid amendments without a meeting, without a vote and without prior notice and that written notice of the taking of such actions was given in accordance with Section 228(e) of the General Corporation Law of the State of Delaware.

5.                                      This Certificate of Amendment to Certificate of Incorporation, as filed under Sections 242 of the General Corporation Law of the State of Delaware, has been duly authorized in accordance thereof.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be signed by its duly authorized Executive Chairman, President and Chief Executive Officer this       day of             , 20   .

QUANTERIX CORPORATION

By:
E. Kevin Hrusovsky
Executive Chairman, President and Chief Executive Officer